

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Steven Chuslo, Esq.
Senior Vice President and General Counsel
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd.
Annapolis, MD 21401

> **Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted November 9, 2012**
> **CIK No. 0001561894**

Dear Mr. Chuslo:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure found in your Summary and Business sections. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5. Please provide us with a detailed analysis regarding why the concurrent private placement contemplated in your formation transaction disclosure should not be integrated into your current public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007).

6. The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer. For example only, we note the following

    - HVAC retrofits;

    - Waste-to-energy; and

    - 3 MW distribution solar capacity.

    Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

Prospectus Summary, page 1

7. We note your summary contains a lengthy description of your market opportunities, competitive strengths and investment/financing strategies. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

Overview, page 1

8. We note the italicized introductory paragraph to the summary section and the first paragraph of the overview, which briefly outline your background. As currently drafted, it is unclear to readers that you were recently formed and the history that you discuss is

actually that of Hannon Armstrong. Please include a brief description of your corporate history prior to discussing the past operations of Hannon Armstrong.

Our Assets, page 7

9. Please refer to the last paragraph on page 7 regarding your pipeline. Please remove this discussion of potential acquisitions from your summary.

10. Please disclose the investment grade obligor that is also the primary credit obligor you refer to on page 7.

Our Financing Strategy, page 10

11. To the extent that any relevant terms of warehouse, other bank credit facilities, or other material borrowings entered into or modified prior to effectiveness, are known although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any) and any other material terms.

Risk Factors, page 22

12. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors seem to fit into this category and you should revise to cite a particular risk. For example only, we note the following risk factors:

- "We may be exposed to natural disasters, weather events, uninsurable losses and force majeure events," page 33; and

- "We may be unable to manage our growth effectively," page 34.

Use of Proceeds, page 57

13. We note that you amended your credit facility in 2011 by borrowing an additional $4.0 million. Please expand your disclosure to provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K, including the use of the proceeds of such indebtedness, or tell us why you believe no disclosure is required.

Dilution, page 60

14. Please revise your dilution table to start with historical net tangible book value per share and show the increase to net tangible book value that resulted from the formation transaction separately from the increase attributable to the offering.

15. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution. Refer to Item 506 of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

16. Please expand your managed assets composition disclosure to also include asset type (i.e., equity or debt), debt type (i.e., energy savings performance contract, secured energy efficiency loan, secured project loan, etc.), collateral type, interest rate type, loan size and asset duration.

Credit Risks, page 65

17. Please revise to discuss how management tracks changes in the credit quality of the portfolio, including whether management uses any specific metrics, such as watch lists, credit ratings or LTV. We may have further comment.

Results of Operations, page 72

18. Please expand your period to period comparisons to discuss the spread between your asset yields and your average cost of funds including the impact of swaps.

Comparison of the Nine Months Ended June 30, 2012 to the Nine Months Ended June 30, 2011, page 73

19. We note your disclosure that net investment income decreased in this period. We further note that you indicate that "[t]his increase" was a result of certain events, which appears inconsistent. Please revise accordingly.

Liquidity and Capital Resources, page 77

20. Please discuss why management believes that your target leverage ratios are "prudent."

Existing Credit Facility, page 80

21. Please expand your description of your current credit facility to describe all material terms, including key financial covenants, or advise.

Contractual Obligations and Commitments, page 80

22. Please tell us how you have complied with Item 303 of Regulation S-K, or tell us how you determined it was not necessary to provide a tabular disclosure of your contractual obligations for operating leases, debt, related interest amounts and any other contractual obligations.

23. Within the financial statements of EnergySource LLC and Hudson Ranch I Holdings, LLC, there is disclosure regarding various obligations for members to provide additional cash. Please tell us how much, if any, you are obligated to fund. Please revise your filing to include these commitments on your contractual obligations table and provide a discussion of these commitments in your Liquidity and Capital Resources section.

Our Pipeline, page 97

24. We note that you are in the process of evaluating acquisition opportunities. Please more fully describe these potential acquisitions, the status of any negotiations and include appropriate risk factor disclosure, as applicable.

<u>Our Financing Strategy, page 104</u>

25. Please expand your discussion of the types of financings that you may pursue to include a discussion of whether you intend to target financing with fixed or floating rates and whether you intend to employ a match funding strategy.

26. We note your risk factor disclosure on page 38 that your board of directors may change your leverage policy without shareholder approval. Please disclose whether shareholders will be notified of such changes and, if so, how.

<u>Executive Compensation, page 119</u>

27. Please include a discussion as to how your proposed compensation policies may incentivize risk or advise.

<u>Principal Stockholders, page 126</u>

28. Please identify the natural person(s) with voting or dispositive power over MissonPoint HA Parallel Fund's shares.

29. For each beneficial owner, please disclose the number of shares of common stock and OP units in footnote disclosure to the table.

<u>Underwriting, page 178</u>

30. We note your disclosure that some of the underwriters and their affiliates have engaged in investment banking and other commercial dealings with you or your affiliates in the past. Please expand your disclosure to describe the nature of these dealings. See Item 508(a) of Regulation S-K.

<u>Financial Statements</u>

31. Please update the financial statements and other financial information within your prospectus pursuant to Rule 3-12 of Regulation S-X.

32. Please tell us how you determined it was not necessary to provide Rule 3-09 financial statements for HA EnergySource Holdings LLC.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements of Hannon Armstrong Capital, LLC, page F-3</u>

<u>Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-7</u>

33. We note your adjustment 4. Please enhance your disclosure to clarify why you have recorded a pro forma adjustment for 'other interest expense, net of other income.'

34. We note your adjustment 4. You disclose that you are going to use a portion of the net proceeds of this offering to retire certain notes. Please tell us why you do not have an adjustment to 'cash and cash equivalents' for this item.

35. We note your adjustment 5. Please tell us why you have recorded a portion of this adjustment to 'accounts payable and accrued expenses.'

36. Please revise your filing to include an adjustment for the exchange of equity interests into OP Units and shares of your common stock.

Financial Statements of Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Notes to Balance Sheet

4. Organizational and Offering Costs, page F-10

37. Please disclose the amount of organization and offering costs the registrant will have to reimburse Hannon Armstrong Capital, LLC upon commencement of this offering.

Financial Statements of Hannon Armstrong Capital, LLC for the year ended September 30, 2011

38. Please revise your filing to provide the applicable disclosure requirements in Guide 3, or tell us how you determined these disclosures are not necessary. Refer to SAB Topic 11k.

Consolidated Statements of Operations, page F-32

39. Please tell us how you determined it was appropriate to include the caption 'net investment income.'

40. Please tell us how you determined it was appropriate to net other income with other interest expense.

Notes to Consolidated Financial Statements, page F-36

2. Summary of Significant Accounting Policies, page F-36

Securitization of Receivables, page F-37

41. As it appears that the retained interest in securitized assets are debt securities, please expand your policy note to address how you will account for OTTI when you intend to sell the security and when you do not intend to sell the security. This comment also applies to your disclosure of OTTI under 'Securitization Assets' on page F-38.

Intangible Assets and Goodwill, page F-39

42. You disclose that "[t]he Company records an impairment loss for goodwill when the carrying value of the goodwill is less than the estimated fair value." Please tell us how this policy complies with U.S. GAAP.

9. Intangible Assets and Goodwill, page F-48

43. Please tell us how you determined it was appropriate to record a recovery of your non-amortizable intangible assets. Your response should provide more information regarding the nature of the recovery and the fees received. Additionally, please tell us how you determined that you had a recovery of your non-amortizable intangible assets during 2010, yet you do not have an amount recorded for non-amortizable intangible assets in your table on page F-48.

Exhibit Index

44. Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

45. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be submitted as DRS correspondence.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Jay L. Bernstein, Esq.